

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 13, 2007

Mr. Terry Rathert
Senior Vice President and Chief Financial Officer
Newfield Exploration Company
363 North Sam Houston Parkway East
Suite 2020
Houston, TX 77060

> **Re:** **Newfield Exploration Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 001-12534**
> Response letter filed January 16, 2007

Dear Mr. Rathert:

We have reviewed the above filings and have the following accounting comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Financial Statements

Consolidated Statement of Income, page 53

1. We note your response to prior comment 1 in our letter dated December 28, 2006, where you state, "From an economic and risk management standpoint, Newfield does not distinguish between derivatives that qualify as accounting hedges and those that do not, nor does it believe that investors make such a distinction." As such, please explain to us why you do not believe it most appropriate to classify all commodity derivative activity, realized and unrealized, as a component of revenue.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief